SIDLEY AUSTIN LLP	SIDLEY AUSTIN LLP 787 SEVENTH AVENUE NEW YORK, NY 10019	BEIJING BRUSSELS CHICAGO	GENEVA HONG KONG LONDON	SAN FRANCISCO SHANGHAI SINGAPORE
SIDLEY	(212) 839 5300 (212) 839 5599 FAX mschmidtberger@sidley.com (212) 839-5458	DALLAS FRANKFURT FOUNDED 1866	LOS ANGELES NEW YORK	TOKYO WASHINGTON, DC

June 19, 2006

Michael McTiernan (Mail Stop 4561)

Special Counsel

United States Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	DB Currency Index Value Fund

DB Currency Index Value Master Fund

Registration Statement on Form S-1

Amendment No. 1 Filed May 1, 2006

Registration No. 333-132484

Dear Mr. McTiernan:

Thank you for your comment letter of May 11, 2006 addressed to Kevin Rich of DB Commodity Services LLC (the “Managing Owner”) regarding the captioned registration statement (the “Registration Statement”) for DB Currency Index Value Fund (the “Fund”) and DB Currency Index Value Master Fund (the “Master Fund”). This letter responds on behalf of the Managing Owner to the questions and comments you raised. Each of your numbered questions and comments is set forth below in italics, with our response immediately following. Capitalized terms used but not defined in this letter have the meaning given in the prospectus forming a part of the Registration Statement.

General

1.	We note your response to comment 1. Please revise the cover page of the prospectus to disclose the details of your arrangement with the initial purchaser, including the number of units to be purchased, the anticipated price at which the units will be purchased and a brief description of the initial purchaser’s intended public offering.

Response:

We have revised the cover page to address the matters set forth in the foregoing comment.

Sidley Austin LLP is a limited liability partnership practicing in affiliation with other Sidley Austin partnerships

SIDLEY AUSTIN LLP

SIDLEY

June 19, 2006

2.	We note that in your response to comment 1 you state that the initial purchaser “is a statutory underwriter...” Please revise the discussion in the “Plan of Distribution” section to clarify this fact. The disclosure currently provides that the initial purchaser “will be a statutory underwriter” if it engages in certain activities.

Response:

Our May 1, 2006 response to Comment No. 1 of your letter of April 11, 2006 should have stated that it is our expectation that the Initial Purchaser will be a statutory underwriter with respect to the Fund and will engage in activities set forth in the “Plan of Distribution” section. We apologize for the lack of precision in our previous response.

3.	We note your response to previous comment 2. Please clarify the frequency upon which the information will be updated on the Fund’s website.

Response:

The Managing Owner will publish a list of the Index Currencies and their relative weights in the Master Fund’s portfolio on the Fund’s website no less frequently than every business day.

DB Currency Index Value Fund

Financial Statements and Notes

Note 4 — Operating Expenses, Organizational and Offering Costs

4.	Please explain to us how you plan to reflect organizational and offering costs incurred by the Master Fund, which will be paid by your Managing Owner, in your consolidated financial statements after the proceeds from this offering are used to acquire a majority interest in the Master Fund.

Response:

The Managing Owner expects that, after the effectiveness of the Registration Statement, the commencement of the Master Fund’s trading operations and the acquisition of a majority interest in the Master Fund by the Fund, the organizational and offering costs incurred by the Fund and the Master Fund, which have been or will be paid by the Managing Owner, will be reflected in the consolidated financial statements of the Fund and the Master Fund in a manner substantally similar to the way in which equivalent expenses are reflected in the unaudited financial statements, as of March 31, 2006, of DB Commodity Index Tracking Fund (“DBC”), as filed with the SEC by DBC as an exhibit

SIDLEY AUSTIN LLP

SIDLEY

June 19, 2006

to a report on Form 8-K on May 24, 2006. A copy of such financial statements has been attached hereto for your convenience as Exhibit A.

DB Currency Index Value Master Fund

Financial Statements and Notes, pages 94 — 101

5.	Please revise to include a statement of cash flows for the period from April 12, 2006 (inception) through April 20, 2006.

Response:

Revised audited financial statements of the Fund and the Master Fund as of May 31, 2006, including a statement of cash flows, has been included in response to the foregoing comment.

Note 4(b) — Organization and Offering Expenses, pages 99 — 100

6.	We note from your disclosure that “...the Managing Owner has not yet paid the organization cost of $1,052,000 to the Master Fund....” Please revise to clarify why the managing owner will pay organization costs to the Master Fund.

Response:

We respectfully submit that it is the intention of the Fund and the Master Fund to account for this cost as described in the response to Comment 4 above, and that no such payment will be made. Consequently, in the consolidated financial statements of the Fund and the Master Fund for the first fiscal period ended after the commencement of operations, this cost will be reflected in a manner substantially similar to the manner in which it is reflected in Exhibit A hereto.

SIDLEY AUSTIN LLP

SIDLEY

June 19, 2006

DB Commodity Services LLC

Financial Statements and Notes, pages 102 — 118

7.	We note your response to comment 21 and the inclusion of unaudited financial statements for the period from September 15, 2005 through December 31, 2005 and the quarterly period ended March 31, 2006. Please revise to present audited financial statements of the Managing Owner as of the most recent fiscal year end and update with unaudited financial statements on the same basis as you would update the financial statements of DB Currency Index Value Fund in accordance with Rule 3-12 of Regulation S X.

Response:

An audit of the financial statements of DB Commodity Services LLC (“DBCS”) as of December 31, 2005 is in progress. Pending the outcome of a conversation with you, the December 31, 2005 audited financial statements and March 31, 2006 unaudited financial statements of DBCS will be filed either in a pre-effective amendment No. 3 to the Registration Statement or after effectiveness on Form 8-K.

*     *     *

We are filing Amendment No. 2 to the Registration Statement concurrently with the filing of this letter.

If you have any further questions or comments, please do not hesitate to call me at 212 839 5458 or call my associate, Jim Munsell, at 212 839 5609.

Very truly yours,

/s/ Michael J. Schmidtberger
Michael J. Schmidtberger

Enclosure

cc:	Kevin Rich

Gregory Collett